May 8, 2006

Via Facsimile ((212) 715-8280) and U.S. Mail

Abbe L. Dienstag, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY  10036

Re:	Vishay Intertechnology, Inc.
	Schedule TO-I filed May 3, 2006
	SEC File No. 005-18135

Dear Mr. Dienstag:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
1. Please provide the disclosure required by Item 1006(c) of Regulation M-A.

Company Notice

Description of the Option

Conditions to the Option, page 8
2. We note you may fund the payment for the LYONs with borrowings under a credit facility. Please provide the information required by
Item 1007(d) of Regulation M-A.

Paying Agent, page 12
3. We note you appointed the Bank of New York as your paying agent.
Please provide the information required by Item 1009(a) of Regulation
M-A.

Interests of Certain Executive Officers and Directors, page 30
4. With respect to your disclosure in this section, please tell us why you need to qualify your disclosure "to [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Certain United States Federal Income Tax Consequences, page 30
5. We note the subheading of your disclosure and the first sentence of this section that sets forth "certain" federal income tax consequences of the tender offer. Please ensure that you discuss all such material consequences.
6. While you may recommend that security holders consult their tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise.

Additional Information, page 33
7. Revise your disclosure to reflect the new address of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since you are in possession of all facts relating to the company`s disclosure, you are responsible for the accuracy and adequacy of the disclosures you have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions

Abbe L. Dienstag, Esq.
Kramer Levin Naftalis & Frankel LLP
May 8, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE